WEFUNDER

Angel investing for everyone

PITCH VIDEO | INVESTOR PANEL



San Francisco California

Technology | Marketplace | Fintech & Finance | PBC & B Corp | Y Combinator

Highlights

1. Doubled investment volume and revenue each year since 2018
2. $10M in revenue booked in 2021
3. Launching in Europe in fall of 2022
4. Market leader. 40% market share in Regulation CF over 2022
5. Startups that raised recently $5M+ on Wefunder: Mercury Bank, Replit, Levels, Synthesis, April

Our Team



Nick Tommarello Founder & CEO

Designer, engineer, MBA, holder of Series 65, alumni of Y Combinator and Techstars. Also enjoys climbing mountains. Twitter: @nicktommarello

> I started Wefunder because I wanted to invest in my friends - to help them dream bigger, be the best versions of themselves, and reach their ambition. Across America, so much raw talent is being wasted. The purpose of my life is to fix that, to help tens of thousands more founders "take their shot".



Greg Belote Founder & CTO

Master's from MIT. Alumni of Y Combinator and Techstars. Codes in VIM with 8 windows open. Built embedded robot operating system as a hobby.



Jonny Price VP of Business Development

Former head of Kiva US and member of the community advisory council of the Federal Reserve. Master's from Cambridge.



Adrian Parlow General Counsel & VP of Corporate Development

J.D. from UPenn, former startups lawyer at Fenwick & West. Powder skier, slackliner, and international backpacker.



Suzanna Rush VP of Operations

Formerly led operations at Kiva U.S. Rock climber and political biography enthusiast.



Katie Powers Head of Wefunder EU

Studied in 3 countries & at the United Nations. Kiva alum. Started a plant-based meat company. Soccer player, hiker, and amateur chef



Gabriele Chiaranz Head of Strategic Partnerships, EU



Miguel Afonso Barosa Gonçalves Business Development Team, Wefunder EU

Founded an international nonprofit for young leaders across 15+ countries. Based in Lisbon, Portugal. Obsessed with planes, world expos and Beyonce.



Asbjørn Holmlund Head of Fundraising, Wefunder EU

Former VC - making the rich richer got old. Now I'm helping head up the Wefunder EU expansion to see even more founders succeed, yay!



Merc at Wefunder Head of Investor Success

Head of Investor Success at Wefunder



Sofia Zorich Investor Success Team



Dorianne Ma Head of Closing Operations

Northwestern grad passionate about too many topics working to help others succeed in their passions. My bios always comes out boring because i'm a boring graduate who got into tech.



Greg Kuntjoro Closing Team

UBC grad who has worked in 3 different countries. Canadian National Tennis Champion, lava cake eater, and future product designer :)



Sophie Wang Head of Finance



Justin Renfro Head of Growth & Partnerships

Launched the Kiva US program giving entrepreneurs their first injection of capital, started boat charter business, and ended up at Wefunder. I enjoy helping entrepreneurs. I also enjoy basketball, national parks, hot tubs, and dogs (and hot dogs).



Catherine Wright Head of Business Operations



Mattia Astori Business Development Team

Currently on a mission of allowing myself to invest in my favorite companies. Founder @ Idospay | Fundraising @ IDEA | PwC Alumn | Retired tennis coach



Read Ezell Business Development Team

Recovering consultant. Founded a non-profit to bring guaranteed basic income project to Nashville while in business school.

Noah Kravitz Business Development Team



Ben Maitland-Lewis Business Development Team, Founder In-Residence

Purpose-driven founder w/ 2x exits | YC Alum | Founder In Residence @ Wefunder



Adam Montgomery Business Development Team

Based in San Diego, raised in Tennessee. Business dev professional with 10 years in the energy space. Former pro soccer player.



Maddie R Business Development Team

PoliSci grad, avid hiker, climber, and traveller as well as ex-college cheerleader. Will pet and feed every animal I see.



Joshua Webster Business Development Team

American born, Nepali raised, British-Canadian Educated. Moved every year for 10 years. More than slightly obsessed with chocolate milk, tectonics, and geopolitics.



Jake Suggs Head of Launch

Taught youths through TFA and filed more Form C's than all of our competitors. Former 3x bodyweight deadlift, current struggling rock climber. My dog is my son.



Dean Chou Launch Team



Jared Newmark Launch Team

Brown University graduate. Former partnerships and customer experience lead in upscale hospitality. Songwriter at BMI. Extremely tall, fast walking New Yorker.



Margaret Zheng Head of Fundraising

Maggie is Head of Fundraising at Wefunder

Manuel Bleve Fundraising Team

Geena Chen Fundraising Team

Josh Connell Fundraising Team

Justin Lai Fundraising Team



Casey Leffers Fundraising Team

San Francisco native fleeing the New England Winter. Lover of clean energy and cookies. Reg CF Swiss Army Knife.



Haley Rosenberg Fundraising Team

professional storyteller by day (Wefunder), amateur storyteller by night (comedian)

Amalia Stern Fundraising Team



Eric Lin Community Team

Minerva Alumni, delivered Ramen, built bicycles, and likes to eat.



Christopher Vail Deputy General Counsel



Kai Anderson Strategic Operations Lead and Legal Team



Keena Bhanderi Legal Team



Benjamin Nguyen Head of Engineering

Medical school dropout turned self-taught programmer. Please don't make me edit on VSCode. #vimmasterrace



Maddy Adams Software Engineer

Climber, backpacker, baked-good-enthusiast, Mainer, yes I love lobster



Sam Cohen Software Engineer



Benjamin Garcia Software Engineer

Cheese Champion 2022 & enjoy building novel things. Related, college dropout #4.



Parker Hodge Software Engineer

Built and sold a CRM. Ran a marathon under 3 hours... now can hardly run a mile.



Thomas Hogan Software Engineer

Building a matchmaking app for founders and investors 💫 Account Management @ Wefunder.



Cyril Karpenko Software Engineer

MSCS from UIUC. Enjoy building software products, especially in startup environments. I love functional programming and type-safe programming languages. Before moving to the US, I've been living long-term in 4 different countries.



Makena Kongg Software Engineer

An SF tech bro. Engineer, Painter, Potter, Single Mother of 1. can hold a really good OR a really bad conversation, slightly more doer than thinker.

Atticus Liu Software Engineer



Emilio Mendoza Software Engineer

Hacked my school's access control system to sell students better credential tags they could stick to their phones. My school wasn't too happy with this. Also, totally unrelated: college dropout #2.



Arisa Shiraishi Software Engineer

I love cooking and coding



Nemanja Stojanovic Software Engineer

Loves programming languages in theory, occasionally enjoys them in practice. Also loves kayaking, paragliding, and anything outdoors that involves moving faster than walking speed, as long as it's not running.

Lana Toogood Software Engineer



Stefan Vukanic Software Engineer

Studied telecommunications, loves electronics and mechanics, enjoys functional programming. Passionate about crafting software that helps others. Teaching associate at Petnica Science Center.

Nicholas Wong Software Engineer



Windsor Parlow Dog

We're building the Robinhood for pre-IPO startups. Everyone should angel invest $100.



WEFUNDER
Wefunder is the largest stock market for retail investors to invest in 'private' startups
Like Robinhood for pre-IPO startups, open to the general public



WEFUNDER
We created this industry in 2012


Then lobbied 9 years for regulatory reform.
$55M
2012-13
2016-17
2020-21
WE LOBBY CONGRESS
We petitioned Congress & shaped law
invited to watch Obama sign the JOBS Act.
LAUNCH TO ACCREDITED INVESTORS
It took 4 years for the SEC to write the rules for the JOBS Act. While waiting, we built a platform for accredited investors to invest in mostly YC startups.
LAW GOES LIVE FOR EVERYDAY INVESTORS
Mid-2016, it became legal for anyone to invest. But the rules were bad for startup founders. It was also a brutal slog in '16-'18 to build the payment and compliance infrastructure.
REGULATORY REFORM
The SEC reforms the law on March 15th 2021


It used to be illegal for unaccredited investors to invest in private companies.
Lots of demand to invest in private companies...
BAD LAWS
Sad founders with raw talent who can't get money ...
... and sad investors who only get to invest in Airbnb 10 years after the rich make 1000x returns


On March 15th, 2021, new regulations went live.
We've lobbied Congress and the SEC for close to a decade for them.
MAR 2021: NEW LAWS


IN MARCH 2021,
NEW REGULATIONS WENT LIVE
SPVs: One Entity on Cap Table
Unlimited numbers of investors can invest in an SPV
No threat of being forced to go public
All natural investors in the SPV count as one record for purposes of "12g"
Raise Up to $10M rounds
Companies can now accept up to $5M from unaccredited investors and unlimited from accredited
Companies can start a campaign in < 15 minutes
Now, founders can "test the waters" and get commitments immediately


Why We've Funded 1,695 Founders
Customer Ownership Helps Growth
"If you have a strong customer following, the pros far outweigh the cons. It's aligned with our mission and brand, to give customers ownership and be part of our success. Most of our growth is word of mouth. We felt that ownership would super charge it."
Mercury Bank raised $5M on Wefunder
Fast Money & Mentorship
"The best thing about Wefunder was that we raised $10M in less than a week. Also my relationship with my mentor Daniel. He has been super helpful. He spent a lot of time with us and changed the future of our company forever."
Immersed raised ~$10M on Wefunder
Silicon Valley Terms
"I received a predatory term sheet and instead of taking the bad deal I turned to Wefunder where we ended up raising 3x more than that investor was offering, and on our own terms. I'm grateful that Wefunder helped me fund my startup from my customers."
Cariuma raised ~$1.7M on Wefunder


WEFUNDER
We've recruited over a million new angel investors
"Being a shareholder of Modern Times has changed my entire relationship with my favorite brewery. Buying Modern Times beer at the grocery store brings me so much joy."
"My dog Scooby just passed away due to Lymphoma, so I wanted to do something even if it was only a tiny little bit to help develop treatment to cure Lymphoma in dogs."
"I have known Stephanie for 15 years. She is one of the kindest, hardest working, and most passionate individuals I have ever met. She is such a driven person. I have no doubt that any venture she embarks upon will be wildly successful."


WEFUNDER
Over $5 billion has been invested in
startups after they were first funded on Wefunder
Modern Times BEER
Award-winning brewery with $30M in revenues
Beta Bionics
Artificial pancreas with $100M+ follow-on funding
MEOW WOLF
Interactive art installations with $100M+ follow-on
LEGION M
Movie studio with over 25,000 investors on Wefuner


WEFUNDER
WE LEAD THE MARKET
WE'RE KILLING OFF COMPETITORS
LIFETIME REGULATION CROWDFUNDING
REGULATION CROWDFUNDING
33%
WeFunder
27%
STARTENGINE
12%
5%
9%
4%
41%
WeFunder
25%
21%
OTHERS
13%

EU Equity Crowdfunding Laws Go Live In 2022

(Wefunder plans to launch this summer)



U.S. and E.U. Market Size by 2025

In 2012, the UK rolled out the best equity crowdfunding laws.
In 2021, the US and EU introduced equivalent laws.

The U.K. equity crowdfunding market was ~$675M.
The US and EU are about 7.5X bigger.


$675M
$5B
$5B

$10 billion / yr
US + EU projected by 2025
× 40% Market Share
× 7.25% Take Rate
= $290M+
ANNUAL REVENUE OPPORTUNITY

Our vision is to be the pre-NASDAQ stock market

- We want to make it normal for every high-growth startup to raise from their customers and fans in a "Community Round".
- Startups will be able to raise up to $150M in a primary offering from the public... but legally, they remain private companies.
- Secondary trades happen once every 9-18 months in a "long term stock market" that lines up with traditional VC raises.
- Companies get the upside of fans investing and liquidity, but without public company restrictions or quarterly earnings pressure.

What is a pre-NASDAQ stock market?

Early Stage Primary Offerings
OUR CURRENT FOCUS

PRE-SEED – Raises $50K from our XX accelerator

SEED & A – Raises $1M - $10M using Reg CF & D

$150M pre-IPOs and Secondary Market
WE EXPECT ENOUGH LIQUIDITY BY 202[illegible]

Raise $150M Reg A+ & Reg D per year

Company allows secondary trades once per 9-18 months

Startups can use Reg D and Reg A+ to stay 'private' while allowing limited public sales & liquidity to employees & investors.

Our stock market will be designed to encourage long-term thinking.

IPO

NASDAQ

WEFUNDER



THE WEFUNDER TEAM

Nick Tommarello (CEO) and **Greg Belote (CTO)** are the founders. We've been at this since 2012.

Here's our entire team in March, two days before the SF lockdown.

We've since hired a dozen new team members.

Our best credential is that we've built this company together. Here are a few others for those who care about such things.